Exhibit 12

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,								Six Months Ended June 30,
	2004	2005		2006		2007		2008	2008		2009
Total Interest Cost
Interest Expense	$17,698	$12,558		$18,866		$21,299		$8,331	$4,073		$6,998
Capitalized Interest	3,004	3,869		2,760		11,478		28,332	13,229		11,529

Total Interest Cost (fixed charges)	$20,702	$16,427		$21,626		$32,777		$36,663	$17,302		$18,527

Pre-tax Income	$(3,803)	$58,981		$117,683		$142,999		$180,181	$74,941		$43,388
Interest Expense	17,698	12,558		18,866		21,299		8,331	4,073		6,998

Earnings	$13,895	$71,539		$136,549		$164,298		$188,512	$79,014		$50,386

Ratio of earnings to fixed charges(1)(2)(3)	—	4.4	x	6.3	x	5.0	x	5.1x	4.6	x	2.7	x

(1)	We have authority to issue up to 5,000 shares of preferred stock, par value $.01 per share; however, there are currently no such shares outstanding and we do not have a preferred stock dividend obligation. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.
(2)	For the year ended December 31, 2004, earnings were inadequate to cover fixed charged by $6.8 million. If we adjust earnings to exclude the impact of loss on the early extinguishment of debt incurred in the 2004 and 2005 periods reflected above, the ratio of earnings to fixed charges, as so adjusted, would be 1.8x and 4.5x for the years ended December 31, 2004 and 2005, respectively.
(3)	Effective January 1, 2009 we retroactively applied a new accounting rule set forth by the Financial Accounting Standards Board regarding our 1.625% convertible senior notes due 2026. This new requirement states that the liability and equity components of a convertible debt instrument that may be settled in cash upon conversion be accounted for separately so that an entity’s accounting will reflect additional non-cash interest expense to match the nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. All amounts for prior periods have been adjusted for the retrospective application of the accounting change.
(4)	During the six months ended June 30, 2009, we recorded a non-cash asset impairment charge of $25.8 million related to ten single-hulled tank barges and six ocean-going tugs and a $0.9 million non-cash charge for the write-off of remaining goodwill associated with its Downstream segment. Excluding these non-cash charges, our ratio of earnings to fixed charges would have been 4.2x for the six months ended June 30, 2009.